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                          December 21, 2023

       Mary Szela
       Chief Executive Officer
       TriSalus Life Sciences, Inc.
       6272 W. 91st Ave.
       Westminster, Colorado 80031

                                                        Re: TriSalus Life
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 15,
2023
                                                            File No. 333-276070

       Dear Mary Szela:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Juan
Grana at 202-551-6034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Matt Browne, Esq.